Via Facsimile and U.S. Mail
Mail Stop 6010

December 14, 2006

Mr. James A. Mack
Chairman of the Board of Directors,
President and Chief Executive Officer
Cambrex Corporation
One Meadowlands Plaza
East Rutherford, New Jersey 07073

Re: Cambrex Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed May 26, 2006
File No. 001-10638

Dear Mr. Mack:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief